Exhibit 99a6

TENTH AMENDMENT OF FORTUNE BRANDS
RETIREMENT SAVINGS PLAN
(As Amended and Restated Effective as of October 1, 1999)

AMENDMENT:

Effective January 1, 2003

1.     Amend the Plan by substituting the following for Section 2.01(b)(2):

                “(2)      Each Employee of a Beam Participating Employer will become a Participant for purposes of Article III on the earlier of (1) the date he or she is employed in a position where he or she is regularly scheduled to work at least 20 hours per week, provided that such Employee will not become a Participant in a Plan Year unless he or she becomes employed in such position prior to October 1 of the Plan Year, and (2) the first Entry Date coincident with or next following the date on which he or she completes at least one Year of Eligibility Service, in each case provided he or she is an Employee on that date.”

2. Amend the Plan by substituting the following for Section 3.03(c):

                “(c)        Eligibility for Allocation. For purposes of this Section 3.03, each Participant who is an Employee of a Beam Participating Employer will be entitled to an allocation of any Profit-Sharing Contribution of the Beam Participating Employer for a Plan Year only if (1) the Participant completed at lease 1,000 Hours of Service in such Plan Year, and (2) the Participant is an Employee on the last day of the Plan Year. Notwithstanding the foregoing, a Participant will be entitled to an allocation of any Profit-Sharing Contribution of a Beam Participating Employer for a Plan year if his or her employment terminated during such Plan Year due to Retirement, Disability, Termination of Employment Without Fault or death. In addition, a Participant will be entitled to an allocation of any Profit-Sharing Contribution of a Beam Participating Employer for the Plan Year in which the Participant is initially employed in a position where he or she is regularly scheduled to work at least 20 hours per week, provided the date of employment in such position is prior to October 1 of such year, and provided further he or she is an Employee on the last day of such Plan Year. Each Participant will be entitled to an allocation of any Profit-Sharing Contribution of a Beam Participating Employer for the Plan Year in which he or she initially becomes a Participant based upon his or her Adjusted Earnings for the entire Plan Year; provided he or she is otherwise entitled to an allocation of such Profit-Sharing Contribution of a Beam Participating Employer for such Plan Year in accordance with this Section 3.03(c). The five employees listed on Schedule 6.13 to the Asset Purchase Agreement dated July 22, 1998 by and between GPW Acquisition, Inc. and Geyser Peak Partners will not be entitled to an allocation of the Profit-Sharing Contribution of the Beam Participating Employers for Plan Years 1998, 1999 and 2000.”

3. Amend the Plan by adding the following new Section 3.04(e) immediately following Section 3.04(d):

                “(e)        Reduction to Comply with Non-Discrimination and Coverage Tests. A Participating Employer may reduce the amount of any Profit-Sharing Contribution that would otherwise be allocated to Highly Compensated Employees if, and to the extent, necessary to comply with the non-discrimination and coverage requirements of Sections 401(a)(4) and 410(b) of the Code. Any such reduction will reduce allocations made to Highly Compensated Employees but will not affect allocations to non-Highly-Compensated Employees.”

4. Amend the Plan by adding the following new Exhibit B immediately following Exhibit A: “EXHIBIT B SPECIAL CONTRIBUTION FOR BEAM PARTICIPATING EMPLOYERS

On or before October 15, 2003, each Beam Participating Employer will make a special contribution with respect to the 2002 Plan Year in an amount equal to 1.5% of the Adjusted Earnings of all Participants who are eligible under Section 3.03(c) for an allocation of the 2002 Profit-Sharing Contribution made by such Beam Participating Employer. Only Participants who were eligible for the 2002 Profit-Sharing Contribution under Section 3.03(c) will be eligible for an allocation of the special contribution under this Exhibit B. This special contribution will be allocated to the Profit Sharing Accounts of each Beam Participating Employer’s eligible Participants in the same proportion as a Participant’s Adjusted Earnings bears to the total Adjusted Earnings of all such eligible Participants for 2002.”

Pursuant to the authority delegated to it by the Board of Directors of Fortune Brands, Inc., this amendment is adopted by the Corporate Employee Benefits Committee.

Date: October 9, 2003	By:	FORTUNE BRANDS, INC. By: /s/ FRANK J. CORTESE Chairman, Corporate Employee Benefits Committee